Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports (a) dated August 7, 2012, with respect to the combined financial statements of SunCoke Energy Partners Predecessor at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and (b) dated August 7, 2012, with respect to the consolidated balance sheet of SunCoke Energy Partners, L.P. at July 30, 2012, in Amendment No. 5 to the Registration Statement (Form S-1) and related Prospectus of SunCoke Energy Partners, L.P. for the registration of common units representing limited partner interests.

/s/ Ernst & Young LLP

Chicago, Illinois

November 14, 2012